UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Imperva, Inc.

File Nos. 333-175008 & 001-35338 - CF# 36283

Imperva, Inc. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed June 17, 2011, as amended, Forms 10-Q filed August 13, 2012, and August 8, 2014, and Form 10-K filed March 15, 2013.

Based on representations by Imperva, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.11	S-1	June 17, 2011	through May 3, 2021
10.1	10-Q	August 13, 2012	through May 3, 2021
10.17	10-K	March 15, 2013	through May 3, 2021
10.01	10-Q	August 8, 2014	through May 3, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary